 Exhibit 99.1

Mountain Province Diamonds Production Report for the Third Quarter ended 30 September 2016

Shares Issued and Outstanding: 159,793,833
TSX: MPV
NASDAQ: MDM

TORONTO and NEW YORK, Oct. 25, 2016 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NASDAQ: MDM) is pleased to announce the production for the third quarter ended September 30, 2016 from the Gahcho Kué Diamond Mine.

The total mining of waste and ore for the nine months to September 30, 2016 from the 5034 open pit was approximately 15.9 million tonnes, with approximately 17,000 tonnes of ore stockpiled.

Ramp-up production at Gahcho Kué commenced on August 1, 2016. From August 1 to September 30, the plant processed approximately 130,000 tonnes of ore and produced 198,000 carats on a 100 percent basis, of which the Company's 49 percent share is approximately 97,000 carats.

Patrick Evans, president and CEO, commented: "We are very pleased that ramp-up production commenced six weeks ahead of schedule. Mining and processing continues to progress well and Gahcho Kué remains on track to achieve commercial production in early 2017."

The first sale of the Company's 49 percent share of the run-of-mine production will take place on open tender in Antwerp during January 2017 and approximately every five weeks thereafter.

The joint venture partners bid for the production of fancy coloured and special (+10.8 carat) diamonds on almost a monthly basis. The bid for August production of fancies and specials was won by De Beers, and the bid for September production was won by Mountain Province. Included in the parcel of fancy and special diamonds from the September production are a 50.25 carat gem quality diamond and three fancy yellow diamonds weighing between 3 and 5 carats. The fancies and specials now owned by Mountain Province will be included in the Company's January 2017 sale.

Mr. Evans added: "The 50 carat diamond recovered in September is the largest diamond recovered to date and provides further confirmation that the Gahcho Kué has a population of large, high quality gem diamonds. It is also exciting to see a population of good size fancy yellow diamonds, which offers encouragement that we'll see further fancy diamonds as the production ramps up."

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué is the world's largest new diamond mine and is projected to produce an average of 4.5 million carats a year over a 12 year mine life.

Gahcho Kué consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation.  Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives.  Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information.  There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.  Accordingly, readers should not place undue reliance on forward-looking information.  All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof.  The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:00e 25-OCT-16